April 11, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ellie Mae, Inc.

Registration Statement on Form S-1 (File No. 333-166438)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 8,825,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on April 13, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 28, 2011 through the date hereof:

Preliminary Prospectus dated March 28, 2011:

3,063 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

(signature page follows)

Very truly yours,

BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President